R.F. Lafferty & Co., Inc.

40 Wal Street, Suite 3602

New York, NY 10005

August 27, 2026

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Alexandra Baronne

Re:	Lianhe Sowell International Group Ltd Registration Statement on Form F-1 (File No. 333-298425) Request for Acceleration of Effectiveness

Dear Ms. Baronne,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, which is acting as the sole placement agent for the proposed public offering on a best efforts basis of securities of Lianhe Sowell International Group Ltd (the “Company”), hereby joins in the request of the Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on August 31, 2026, or as soon as thereafter practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

R.F. Lafferty & Co., Inc.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	Chief Executive Officer